Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the year ended December 31, 2023 (the “Reporting Period”), together with the comparative figures for the year ended December 31, 2022.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Gross margin was 36.8% for the year ended December 31, 2023 as compared to 36.6% for the year ended December 31, 2022; non-IFRS gross margin[1] was 40.3% for the year ended December 31, 2023 as compared to 40.1% for the year ended December 31, 2022.

•	Operating loss narrowed by 62.5% to RMB368.2 million for the year ended December 31, 2023, as compared to RMB981.6 million for the year ended December 31, 2022. Operating margin improved to -10.0% compared to -22.0% for the year ended December 31, 2022.

•	Net loss attributable to shareholders narrowed by 58.4% to RMB362.7 million for the year ended December 31, 2023, as compared to RMB872.3 million for the year ended December 31, 2022. Net margin to shareholders improved to -9.9% for the year ended December 31, 2023 compared to -19.5% for the year ended December 31, 2022.

•	Net loss per ordinary share, basic and diluted, was RMB-0.33 for the year ended December 31, 2023 as compared to RMB-0.80 for the year ended December 31, 2022. Net loss per ADS, basic and diluted, was RMB-9.99 for the year ended December 31, 2023 as compared to RMB-23.90 for the year ended December 31, 2022.

	Year Ended December 31,
In RMB’000, except percentages and per ADS amounts	2023	2022	YoY
Revenue
Revenue from Ping An Group	2,091,039	2,526,682	-17.2%
Revenue from Lufax	269,073	459,419	-41.4%
Revenue from third-party customers[2]	1,307,396	1,477,901	-11.5%
Total	3,667,508	4,464,002	-17.8%
Gross profit	1,349,405	1,635,016
Gross margin	36.8%	36.6%
Non-IFRS gross margin[1]	40.3%	40.1%
Operating loss	(368,212)	(981,563)
Operating margin	-10.0%	-22.0%
Net loss to shareholders	(362,715)	(872,274)
Net margin to shareholders	-9.9%	-19.5%
Net loss per ADS[3], basic and diluted	(9.99)	(23.90)

Notes:

[1]	For more details on this non-IFRS financial measure, please see the section headed “Use of Unaudited Non-IFRS Financial Measures”.

[2]	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[3]	In RMB. Each American Depositary Share (“ADS”) represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares (the “Ratio Change”). Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this announcement.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The table below sets forth an unaudited reconciliation of IFRS and non-IFRS results for the periods indicated:

	Year ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Gross profit	1,349,405	1,635,016
Gross margin	36.8%	36.6%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	118,359	152,837
– Depreciation of property and equipment recognized in cost of revenue	6,747	2,750
– Share-based compensation expenses recognized in cost of revenue	3,233	–
Non-IFRS Gross profit	1,477,744	1,790,603
Non-IFRS Gross margin	40.3%	40.1%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception.

In February 2023, the “Plan for the Overall Layout of Building a Digital China ( 《數字中國建設整 體佈局規劃》) (the “Digital Development Plan”) was released by Chinese government. According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion ($8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology.

In 2023, we continued to improve our operations, significantly reduced losses and remained well-funded. Our total revenue decreased by 17.8% year-over-year to RMB3,667.5 million. Nonetheless, our net loss attributable to shareholders narrowed by 58.4% year-over-year to RMB362.7 million.

The number of premium-plus customers1 decreased year-over-year to 208 from 221 for the same period in 2022, primarily driven by fewer customers in digital banking segment due to slower-than-expected recovery of banking activities. Nonetheless, we continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

[1]	The number of premium-plus customers is the number of institutional customers contributing at least RMB1 million to our annual revenue, excluding Ping An Group.

Digital Banking

Our digital banking offers a wide array of solutions to cater to the digital transformation needs of financial institutions in the banking industry. These solutions comprise digital retail banking, digital credit management, and digital operation solutions and are based on our “business + technology” solutions to assist banks to drive growth, curtail operational risks, enhance management efficiency and accomplish high-quality development. By utilizing these comprehensive solutions, banks can augment their overall digital capabilities and offer superior outcomes to their customers.

Digital retail banking solutions are designed to align with the latest development trends of the retail banking sector, providing solutions to banks with a customer-centric approach and offering digital transformation consulting services and system solutions related to customer management, product management and channel management to bank customers. Our digital transformation consulting services help banks in formulating a retail digital transformation development blueprint. By leveraging products such as AI Banker, Marketing Management Platform and Wealth Management Platform, we employ digital means to help banks achieve more precise customer marketing, better meet the asset allocation needs of high-net-worth customers, and reach customers more quickly and efficiently. This, in turn, enables high-value growth in retail business.

The digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, online credit business system and accompanying operation service solutions. This solution is specifically tailored for corporate credit and small and medium-sized enterprise (“SME”) credit business scenarios, providing bank customers with a management system that covers the entire product and process of credit business, and is designed to assist banks in improving their credit management efficiency. By leveraging cutting-edge technologies such as AI, big data analytics and intelligent algorithms, we help banks establish scenario-based rule models at various stages of their credit operations. This enables banks to accurately identify risk signals, achieve proactive risk prediction and early warning and significantly enhance their active risk control capabilities. Additionally, we assist banks in building online inclusive credit business systems and provide supporting marketing systems for financial products, both internally and externally, to enhance the bank’s customer acquisition capabilities.

Our suite of digital operation solutions has been specifically designed to cater to the needs of bank management departments. Our comprehensive range of management solutions includes business analysis, asset-liability management, pricing management, capital management, cost management, risk management, performance management, and compliance management. These solutions are aimed at helping banks formulate effective development strategies, gain insights into their current operational status, accurately measure costs, allocate resources efficiently, strengthen performance appraisals, mitigate compliance risks, and build a “super brain” for management, allowing for precise and intelligent decision-making. Additionally, we specialize in developing digital financial services and intelligent financial regulatory platforms for governmental and regulatory agencies, with the aim of promoting financial inclusivity and optimizing risk prevention and control in financial markets.

In 2023, we have made significant strides in promoting product upgrades and iterations in an orderly manner. Our digital retail banking, digital credit management and digital operation solutions products have undergone further enrichment in terms of application scenarios, algorithm models, system compatibility, and architectural optimization. Our efforts have been directed towards enhancing the customer experience, improving application effectiveness, and strengthening our overall capabilities.

•	Evolving information technology innovation process. We lead the industry in our information technology (“IT”) capabilities, with our proprietary intelligent and decision-making product “Super Brain” receiving multiple new information technology innovation certifications, and is adaptable to the mainstream databases and middleware available in the market. The “Super Brain” IT innovation solution has been implemented in 18 information technology upgrading projects of large-scale state-owned banks, joint-stock banks, urban and rural commercial banks. It has provided robust support to numerous banks in various areas such as business decision-making, capital pricing, asset and liability management, and more.

•	High recognition on product capabilities. Our digital banking solutions have been widely recognized for their outstanding capabilities and have consistently gained market acceptance. In 2023, we have been awarded multiple important market awards, including being awarded the second prize for the “Financial Technology Development Award” by the People’s Bank of China for our “Financial Data Privacy Computing Platform,” standing out from nearly 500 participating projects, in collaboration with Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司). Additionally, our intelligent financial risk early warning system was awarded the first prize for the Guangdong Provincial Science and Technology Progress Award in 2022. Our inclusive finance digital credit platform won the Banker’s 2023 Excellent Case of Inclusive Financial Technology Innovation in 2023, while our intelligent credit integrated platform was awarded the Best Supplier Award for Financial Technology in the Yangtze River Delta in 2022.

•	Constant acquisition of benchmark customers. In 2023, the adoption of digital banking solutions among top bank customers has continued to expand, with new project collaborations launched with 16 policy, state-owned, and joint-stock banks. These collaborations have effectively contributed towards the vertical development of digital finance. Our digital retail banking solutions now provide customer business decision-making consulting for a joint-stock bank. Additionally, the wealth management sector has made significant breakthroughs with two banks with asset scale surpassing one trillion RMB, and is now serving an assets under management scale exceeding 1.4 trillion. Furthermore, the digital credit management system has been successfully implemented in a private bank, with a contract amount exceeding tens of millions. The digital operation solutions “Super Brain” benchmark has been successfully implemented and we have signed contracts with seven large bank customers, continuously driving intelligent banking operations. Further, in 2023, we officially launched the initial public offering (“IPO”) intelligent settlement platform jointly developed with a certain overseas exchange, which has helped the exchange significantly improve market efficiency, effectively reduce market risks, and enter into a new era of IPO digitization.

Digital Insurance

In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.

Our intelligent auto insurance solution helps insurers lower costs, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to digitize and automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. In 2023, we expanded our product line from auto claim to auto underwriting, and launched an end-to-end auto insurance solution which is comprised of claim settlement, underwriting, and service. Meanwhile, our solution scope extended from auto insurance to other property and casualty insurance fields for the first time, whereby we established new collaboration with a leading joint venture property insurance company.

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. On March 23, 2023, with Fintech solutions stemmed from large scale business use cases, we entered into an all-round strategic collaboration with Old Mutual Limited (“Old Mutual”), a well-known insurer globally established for more than 179 years, to propel the digital transformation of life insurance business by leveraging both parties’ deep technology expertise and extensive localization experience in financial markets. With digital transformation a priority of Old Mutual’s customer-centric strategy, Old Mutual has been on a multi-year journey towards embedding digitalization across their operations. Our “Omni-channel Agent Solution” promotes the conversion of potential customers effectively and enables the improvement of quality and efficiency and acceleration of digitalization in various areas such as recruitment, training, business expansion, customer service, etc.

In early December 2023, Mr. Chongfeng Shen, the Chairman of the Board and Chief Executive Officer of the Company and Mr. Jie Li, the chief technology officer of our Company, attended the annual board meeting of Old Mutual, and shared experience and exchanged thoughts on integrated financial services and other issues in-depth. Through the strategic partnership with Old Mutual, we have achieved sound results in expanding our market share in South Africa, and such collaboration would bring a new digitalization experience for South African insurance agents, and accelerate both parties’ cooperation and development in the digitalization era. Going forward, we will continue to leverage our advanced technology in digital finance, innovative ideas and our experience in digital insurance transformation combined with the 30-plus years of experience and technological innovations of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (“Ping An Group”), to create more high quality solutions applicable to the South African market for Old Mutual.

In 2023, OneConnect Financial Technology (HongKong) Co., Limited (“OCHK”) entered into an operation agreement with Well Link Life Insurance Company Limited (“Well Link Life”), a leading insurance company in Hong Kong, resulting in our first orders in Hong Kong insurance. Such cooperation laid a solid foundation for our expansion into the Hong Kong insurance industry. Such cooperation not only demonstrated OCHK’s expertise in financial technology and market influence, but is also an endorsement of our solutions and experience by Well Link Life.

As a leading life insurance company in Hong Kong, Well Link Life has been providing quality insurance products and service to its clients. The highlights of this business expansion were our efficiency and success rate. Coupled with extensive life insurance solutions and experience in conducting overseas projects, we successfully entered into this cooperation with Well Link Life in only a month, by presenting our core products, “Omni-channel Agent Solution” and “Insurance Middle Office”, which are modules with powerful functions, with quick configuration and assembly of such modules and swift responses to the clients’ needs. This project redefines the sales process for life insurance agents, providing comprehensive online services for life insurance agents, thereby enhancing the service quality and overall efficiency of life insurance agents of Well Link Life.

Gamma Platform

Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. These include AI customer service as well as technology infrastructure, including open platform and financial cloud.

In terms of AI customer service, our intelligent voice services includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs.

In 2023, our intelligent voice services integrated with Gamma Platform’s visual engines such as facial OCR, as well as front-end risk control applications, to develop a new product – Digital Staff powered Face-to-face Loan Approval. This product was launched for a leading automotive financing company, not only enhancing their efficiency and reducing risks, but also improving the user experience through intelligent human-computer interaction.

Meanwhile, our Gamma Platform made significant breakthroughs in operations and new customer acquisitions, including several new top-tier players from industries such as public service transportation and automotive.

Expansion into Overseas Markets

We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets.

In 2023, Ping An OneConnect Bank (Hong Kong) Limited’s (“PAOB”) total gross revenue increased by 37.0% year-over-year to RMB145.9 million, while its customer loans and advances increased by 18.3% year-over-year to RMB1.9 billion. For details of the share purchase agreement we entered into in November 2023 regarding the disposal of PAOB and reasons therefor, please refer to the paragraphs headed “Management Discussion & Analysis – Material Acquisitions and Disposals” below.

In 2022, our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model. As of December 31, 2023, our CRA has basically completed initial data load, data cleansing and data verification of more than 60 credit providers. Meanwhile, CRA has made great progress in the development of personal credit products, SME credit platform and cross-border credit products. Our CRA is committed to building a core credit product system through unique business scenarios and data sources, and providing comprehensive credit services for financial institutions in Hong Kong. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area.

We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market, focusing on digital banking solutions tailored for Southeast Asian financial institutions. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies. Taking intelligent lending platforms and core systems as flagship products, we help banks improve service efficiency and quality as well as reduce risks and costs.

In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform.

Since April 2023, we have been further deepening our cooperation with SB Finance, helping SB Finance to enhance product delivery efficiency, and reduce operational costs and downtime. This collaboration marks a significant milestone in establishing a long-term and close strategic partnership between us and SB Finance.

As of December 31, 2023, we have expanded our overseas presence to 20 countries and territories, covering more than 185 customers.

Business Outlook

Looking ahead to 2024, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration.

Considering the rapid development of digital economy, financial institutions are increasingly adopting digital transformation and creating more prospects for the expansion of financial technology solutions. We remain positive for potential growth of our third-party revenue. Furthermore, we anticipate a substantial decrease in losses, which reflects our proactive efforts to improve our financial standing.

For product integration, we are committed to consistently enhancing our solutions. This involves incorporating new, meticulously tested product modules that have already demonstrated their effectiveness within Ping An Group. By doing so, we aim to empower our valued customers in their digital transformation endeavors. Moreover, we will intensify our efforts to promote product standardization, optimize delivery efficiency, and offer comprehensive digital transformation services throughout the entire process, ensuring exceptional service for our customers.

With regard to expanding our premium-plus customer base, we will strengthen our essential customer services while simultaneously generating sustainable revenue through single products and multi-product cross-selling. Additionally, we will expedite the expansion of new customers, including continuing to expand our overseas presence and establishing new customer relationships, to enhance our market reach and diversify our customer base.

Moreover, our commitment to investing in research and development remains unwavering. We will strategically allocate resources to improve the technologies and applications used in our solutions. By integrating single-module products into more comprehensive solutions, we aim to optimize our product structure and its effectiveness.

As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to extend our proven solutions, already tested in China, to underserved overseas markets where substantial demands for digital transformation are witnessed.

We firmly believe that the implementation of economic stimulus measures will unquestionably invigorate China’s economy for an extended period. Nonetheless, we acknowledge that our business will necessitate some time to fully recover in the short term. In 2024, our approach will remain cautious as we prioritize augmenting revenue from third-party customers and enhancing profit margins.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

	Year Ended December 31,
In RMB’000, except percentages	2023	2022	YoY
Technology Solution Segment[1]
Implementation	834,620	861,820	-3.2%
Transaction-based and support revenue
Business origination services	132,112	383,723	-65.6%
Risk management services	320,462	414,849	-22.8%
Operation support services	861,056	1,140,727	-24.5%
Cloud services platform	1,245,952	1,315,819	-5.3%
Post-implementation support services	52,012	50,983	2.0%
Others	75,377	189,541	-60.2%
Sub-total for transaction-based and support revenue	2,686,971	3,495,642	-23.1%
Sub-total	3,521,591	4,357,462	-19.2%
Virtual Bank Business
Interest and commission	145,917	106,540	37.0%
Total	3,667,508	4,464,002	-17.8%

Note:

1              Intersegment eliminations and adjustments are included under technology solution segment.

Our total revenue decreased by 17.8% to RMB3,667.5 million for the year ended December 31, 2023 from RMB4,464.0 million for the corresponding period of 2022, primarily as a result of decrease in revenue from technology solution.

Technology Solution. Our revenue from technology solution decreased by 19.2% to RMB3,521.6 million for the year ended December 31, 2023 from RMB4,357.5 million for the corresponding period of 2022, primarily as a result of the decrease in revenue generated from business origination and operation support services. Revenue from implementation decreased by 3.2% to RMB834.6 million for the year ended December 31, 2023 from RMB861.8 million for the corresponding period of 2022, primarily due to the sluggish demands from new customers recovering from the pandemic impact. Revenue from business origination services decreased by 65.6% on a year-over-year basis to RMB132.1 million, primarily due to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment. Revenue from risk management services decreased by 22.8% on a year-over-year basis to RMB320.5 million, mainly due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 24.5% to RMB861.1 million for the year ended December 31, 2023 from RMB1,140.7 million for the corresponding period of 2022, primarily caused by reduced demand from insurance and banking customers. Revenue from cloud services platform decreased by 5.3% on a year-over-year basis to RMB1,246.0 million due to lower demand. Revenue from other services decreased by 60.2% on a year-on-year basis to RMB75.4 million due to lower demand for auto-ecosystem related services.

Virtual Bank Business. Interest and commission revenue increased to RMB145.9 million for the year ended December 31, 2023 from RMB106.5 million for the corresponding period of 2022, primarily due to increased customer demand for loans and advances.

Cost of Revenue

Our cost of revenue decreased by 18.1% to RMB2,318.1 million for the year ended December 31, 2023 from RMB2,829.0 million for the corresponding period of 2022, primarily as a result of the decrease in cost of revenue of technology solution, and is generally in line with the decrease in revenue.

Technology Solution. Our cost of revenue of technology solution decreased by 21.2% to RMB2,183.9 million for the year ended December 31, 2023 from RMB2,772.3 million for the corresponding period of 2022. The decrease was primarily driven by a decrease in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs).

Virtual Bank Business. Our cost of revenue of virtual bank business increased by 136.7% to RMB134.2 million for the year ended December 31, 2023 compared with RMB56.7 million for the corresponding period of 2022, as a result of the rapid growth of our virtual bank’s banking business.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 17.5% to RMB1,349.4 million for the year ended December 31, 2023 from RMB1,635.0 million for the corresponding period of 2022. Our gross margin increased to 36.8% for the year ended December 31, 2023 compared to 36.6% for the corresponding period of 2022, benefitting from on-going product standardization efforts. Our non-IFRS gross margin increased to 40.3% for the year ended December 31, 2023 compared to 40.1% for the corresponding period of 2022.

Operating Expenses

Research and Development Expenses

Our research and development costs decreased by 32.6% to RMB955.2 million for the year ended December 31, 2023 from RMB1,417.7 million for the corresponding period of 2022, primarily due to decreased labor cost and our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 33.1% to RMB275.4 million for the year ended December 31, 2023 from RMB411.4 million for the corresponding period of 2022, mainly due to a decrease in labor cost.

General and Administrative expenses

Our general and administrative expenses decreased by 38.8% to RMB505.0 million for the year ended December 31, 2023 from RMB824.7 million for the corresponding period of 2022, primarily due to our on-going cost optimization efforts.

Net impairment losses on financial and contract assets

Our net impairment losses on financial and contract assets increased to RMB54.0 million for the year ended December 31, 2023 from RMB33.6 million for the corresponding period of 2022, primarily due to higher impairment of account receivables as a result of increased account receivables days, which in turn was mainly a result of the overall macroeconomic environment in which the Group operated in.

Other Income, (Loss)/Gain – Net

We incurred other income, gain-net of RMB71.9 million for the year ended December 31, 2023 compared to other income gain-net of RMB70.8 million for the corresponding period of 2022, primarily due to decreased foreign exchange losses offset by a decrease in government subsidies compared to the corresponding period of 2022.

Finance Income

Our finance income increased by 101.1% from RMB14.7 million for the year ended December 31, 2022 to RMB29.6 million for the corresponding period in 2023, primarily due to higher average cash deposit balances.

Finance Costs

Our finance costs decreased by 44.8% from RMB37.2 million for the year ended December 31, 2022 to RMB20.5 million for the corresponding period in 2023, primarily due to our lower level of onshore bank borrowings.

Share of Gain of Associate and Joint Venture

Our share of gains of associate and joint venture decreased by 81.5% from RMB24.9 million for the year ended December 31, 2022 to RMB4.6 million for the corresponding period of 2023, primarily contributed by less profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) due to disposal activity which was completed in June 2023.

Impairment charges on Associates

Our impairment charges on associate for the year ended December 31, 2023 was RMB7.2 million compared with RMB11.0 million for the corresponding period of 2022, primarily due to the investment in Puhui Lixin, which was disposed of in June 2023.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB361.7 million for the year ended December 31, 2023 compared to RMB990.2 million for the corresponding period of 2022.

Income Tax Expense

Our income tax expense increased by 115.7% from income tax benefit of RMB62.1 million for the year ended December 31, 2022 to income tax expense of RMB9.8 million for the corresponding period in 2023, primarily due to increased taxable profits of certain subsidiaries of the Group and less deferred tax assets were recognized based on the expected taxable profits of the relevant entities.

Loss for the Year

As a result of the foregoing, our loss decreased to RMB371.5 million for the year ended December 31, 2023 from RMB928.0 million for the corresponding period of 2022.

Cash Flow Data

For the year ended December 31, 2023, our net cash used in operating activities was RMB648.5 million, net cash generated from investing activities was RMB318.6 million primarily due to our proceeds from the disposal of Puhui Lixin, which was completed in June 2023, and the sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB213.6 million primarily due to repayments of short-term borrowings and lease payments and settlement of a payable for purchase of shares held for the Company’s share incentive scheme. For the corresponding period of 2022, our net cash used in operating activities was RMB746.0 million, net cash generated from investing activities was RMB1,873.2 million and net cash used in financing activities was RMB694.1 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products and bank borrowings. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2023, we had cash and cash equivalents of RMB1,379.5 million (December 31, 2022: RMB1,907.8 million), restricted cash of RMB452.9 million (December 31, 2022: RMB343.8 million) and financial assets at fair value through profit or loss of RMB925.2 million (December 31, 2022: RMB690.6 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of December 31, 2023, we had short-term borrowings of RMB251.7 million (December 31, 2022: RMB289.1 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB395.0 million. The weighted average annual interest rate under our outstanding borrowings was 4.48% (December 31, 2022: 4.61%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of December 31, 2023, among our restricted cash, RMB22.6 million were pledged for currency swaps and RMB16.4 million was pledged for business guarantees.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 10.3% (as of December 31, 2022: 11.6%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2023.

Material Acquisitions and Disposals

On June 12, 2023, we completed the disposal of the Group’s 40% equity interest in Puhui Lixin to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199.2 million. Upon the completion, we no longer held any equity interest in Puhui Lixin. The disposal of 40% equity interest in Puhui Lixin constituted a discloseable transaction and a connected transaction of the Company. Details of the disposal are set out in the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023.

On November 13, 2023, we entered into a share purchase agreement with Lufax Holding Ltd (“Lufax”) and PAOB, pursuant to which we conditionally agreed to sell, and Lufax conditionally agreed to acquire PAOB through transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million. Having taken into account the current business strategy of the Group, the Directors believe that the disposal of PAOB represents a good opportunity for the Group to focus more on technology-driven products and services that require less capital, and allow the Group to deploy appropriate resources towards such technology-driven products and services. Subsequent to the Reporting Period, at an extraordinary general meeting of the Company held on January 16, 2024, the share purchase agreement and its completion thereof was approved as an ordinary resolution by independent shareholders entitled to vote at the meeting. Further details of the disposal are set out in the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcement published by the Company on January 16, 2024.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2023.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at December 31, 2023.

Contingent Liabilities

We had no material contingent liabilities as of December 31, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB37.5 million for the year ended December 31, 2023, as compared to RMB67.9 million for the year ended December 31, 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2023, we had nil capital commitment (as at December 31, 2022: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily from mismatches in the interest rate profiles of assets, liabilities and capital instruments in our virtual bank business, as well as in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of December 31, 2023, we had a total of 2,440 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2023:

As of
December 31,
Function	2023
Research and Development	1,359
Business Operations	301
Sales and Marketing	523
General Administration	257
Total	2,440

For the year ended December 31, 2023, our employee benefit expenses amounted to RMB1,302.8 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme.

During the year ended December 31, 2023, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2023, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2022 RMB’000	2023 (Unaudited) RMB’000
Revenue	4	4,464,002	3,667,508
– Technology Solutions		4,357,462	3,521,591
– Virtual Bank Business		106,540	145,917
Cost of revenue	5	(2,828,986)	(2,318,103)

Gross profit		1,635,016	1,349,405

Research and development expenses	5	(1,417,691)	(955,201)
Selling and marketing expenses	5	(411,356)	(275,351)
General and administrative expenses	5	(824,711)	(504,970)
Net impairment losses on financial and contract assets		(33,639)	(53,950)
Other income, gains or loss-net	6	70,818	71,855

Operating loss		(981,563)	(368,212)

Finance income	7	14,709	29,580
Finance costs	7	(37,173)	(20,532)

Finance (costs)/income – net	7	(22,464)	9,048
Share of gain of associate and joint venture-net		24,852	4,607
Impairment charges on associate		(10,998)	(7,157)

Loss before income tax		(990,173)	(361,714)

Income tax benefit/(expense)	8	62,147	(9,762)

Loss for the year		(928,026)	(371,476)

Loss attributable to:
– Owners of the Company		(872,274)	(362,715)
– Non-controlling interests		(55,752)	(8,761)

		(928,026)	(371,476)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2022 RMB’000	2023 (Unaudited) RMB’000
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		69,454	3,880
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income		5,324	500
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences		356,691	22,336
		431,469	26,716
Total comprehensive loss for the year		(496,557)	(344,760)

Total comprehensive loss attributable to:
– Owners of the Company		(440,805)	(335,999)
– Non-controlling interests		(55,752)	(8,761)
		(496,557)	(344,760)
Loss per share attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	9	(0.80)	(0.33)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	9	(23.90)	(9.99)

UNAUDITED CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2022 RMB’000	2023 (Unaudited) RMB’000
ASSETS
Non-current assets
Property and equipment		151,401	85,076
Intangible assets		570,436	471,371
Deferred tax assets		765,959	768,276
Investments accounted for using the equity method		199,200	–
Financial assets measured at fair value through other comprehensive income		821,110	1,372,685
Restricted cash and time deposits over three months		–	5,319
Prepayments and other receivables		–	6,663

Total non-current assets		2,508,106	2,709,390

Current assets
Trade receivables	10	940,989	710,669
Contract assets	4	122,628	95,825
Prepayments and other receivables		1,078,604	905,691
Financial assets measured at amortized cost from virtual bank		44	3,081
Financial assets measured at fair value through other comprehensive income		1,233,431	853,453
Financial assets at fair value through profit or loss		690,627	925,204
Derivative financial assets		56,363	38,008
Restricted cash and time deposits over three months		343,814	447,564
Cash and cash equivalents		1,907,776	1,379,473

Total current assets		6,374,276	5,358,968

Total assets		8,882,382	8,068,358

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As at December 31,
	Note	2022 RMB’000	2023 (Unaudited) RMB’000
EQUITY AND LIABILITIES
Equity
Share capital		78	78
Shares held for share incentive scheme		(149,544)	(149,544)
Other reserves		10,953,072	10,989,851
Accumulated losses		(7,510,899)	(7,873,614)

Equity attributable to equity owners of the Company		3,292,707	2,966,771
Non-controlling interests		(14,652)	(18,979)

Total equity		3,278,055	2,947,792

LIABILITIES
Non-current liabilities
Trade and other payables	11	132,833	28,283
Contract liabilities	4	19,977	17,126
Deferred tax liabilities		5,196	2,079

Total non-current liabilities		158,006	47,488

Current liabilities
Trade and other payables	11	2,531,273	1,981,288
Payroll and welfare payables		431,258	385,908
Contract liabilities	4	166,650	138,563
Short-term borrowings		289,062	251,732
Customer deposits		1,929,183	2,261,214
Other financial liabilities from virtual bank		89,327	54,373
Derivative financial liabilities		9,568	–

Total current liabilities		5,446,321	5,073,078

Total liabilities		5,604,327	5,120,566

Total equity and liabilities		8,882,382	8,068,358

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
		Shares held
		for share				Non-
	Share	incentive	Other	Accumulated		controlling	Total
	capital	scheme	reserves	losses	Total	interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2022	78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082

Loss for the year	–	–	–	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	426,145	–	426,145	–	426,145
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	5,324	–	5,324	–	5,324

Total comprehensive loss for the year	–	–	431,469	(872,274)	(440,805)	(55,752)	(496,557)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	13,361	–	13,361	–	13,361
– Vesting of shares under Restricted Share Unit Scheme	–	4,720	(4,720)	–	–	–	–
– Exercise of shares under Share Option Scheme	–	830	331	–	1,161	–	1,161
– Repurchase of shares	–	(74,992)	–	–	(74,992)	–	(74,992)

Total transactions with equity holders at their capacity as equity holders for the year	–	(69,442)	8,972	–	(60,470)	–	(60,470)

As at December 31, 2022	78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company
		Shares held
		for share				Non-
	Share	incentive	Other	Accumulated		controlling	Total
	capital	scheme	reserves	losses	Total	interest	equity
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2023	78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

Loss for the year	–	–	–	(362,715)	(362,715)	(8,761)	(371,476)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	26,216	–	26,216	–	26,216
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	500	–	500	–	500

Total comprehensive loss for the year	–	–	26,716	(362,715)	(335,999)	(8,761)	(344,760)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	14,497	–	14,497	–	14,497
– Transactions with non-controlling interests	–	–	(4,434)	–	(4,434)	4,434	–

Total transactions with equity holders at their capacity as equity holders for the year	–	–	10,063	–	10,063	4,434	14,497

As at December 31, 2023	78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
		2023
	2022	(Unaudited)
	RMB’000	RMB’000
Net cash used in operating activities	(745,984)	(648,461)
Net cash generated from investing activities	1,873,169	318,634
Net cash used in financing activities	(694,066)	(213,605)
Net increase/(decrease) in cash and cash equivalents	433,119	(543,432)
Cash and cash equivalents at the beginning of the year	1,399,370	1,907,776
Effects of exchange rate changes on cash and cash equivalents	75,287	15,129
Cash and cash equivalents at the end of year	1,907,776	1,379,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

These financial statements are presented in Renminbi (“RMB”), unless otherwise stated.

2	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023:

•	IFRS 17 Insurance Contracts

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

•	Amendments to IAS 8 – Definition of Accounting Estimates

•	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendment to IAS 12 – International tax reform – pillar two model rules

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2023 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for
annual periods
beginning
on or after
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024
Amendments to IFRS 16 – Lease liability in sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

3	SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Group has the following reportable segments for the year ended December 31, 2023:

–	Technology Solutions

–	Virtual Bank Business

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

	Year ended December 31, 2022
			Intersegment
	Virtual		eliminations
	Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	106,540	4,360,546	(3,084)	4,464,002
Cost of revenue	(56,716)	(2,775,354)	3,084	(2,828,986)

Gross profit	49,824	1,585,192	–	1,635,016

Research and development expenses	(18,276)	(1,399,415)	–	(1,417,691)
Selling and marketing expenses	(41,408)	(369,948)	–	(411,356)
General and administrative expenses	(114,546)	(710,165)	–	(824,711)
Net impairment losses on financial and contract assets	(10,616)	(23,023)	–	(33,639)
Other income, gains or loss-net	(544)	71,362	–	70,818

Operating loss	(135,566)	(845,997)	–	(981,563)

Finance income	–	14,709	–	14,709
Finance costs	(354)	(36,819)	–	(37,173)
Finance costs – net	(354)	(22,110)	–	(22,464)
Share of gain of associate and joint venture	–	24,852	–	24,852
Impairment charges on associate	–	(10,998)	–	(10,998)

Loss before income tax	(135,920)	(854,253)	–	(990,173)

ASSETS
Segment Assets	2,851,885	6,330,769	(1,355,392)	7,827,262
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	765,959	–	765,959

Total assets	2,851,885	7,385,889	(1,355,392)	8,882,382

LIABILITIES
Segment Liabilities	2,093,126	3,521,957	(15,952)	5,599,131
Deferred income tax liabilities	–	5,196	–	5,196

Total Liabilities	2,093,126	3,527,153	(15,952)	5,604,327

Other segment information
Depreciation of property and equipment	13,191	106,118	–	119,309
Amortization of intangible assets	26,909	135,212	–	162,121
Additions of non-current assets except for goodwill and deferred income tax assets	45,737	98,740	–	144,477

	Year ended December 31, 2023
			Intersegment
	Virtual		eliminations
	Bank	Technology	and
	Business	Solutions	adjustments	Consolidated
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	145,917	3,533,276	(11,685)	3,667,508
Cost of revenue	(134,214)	(2,195,574)	11,685	(2,318,103)

Gross profit	11,703	1,337,702	–	1,349,405

Research and development expenses	–	(955,201)	–	(955,201)
Selling and marketing expenses	(33,739)	(241,612)	–	(275,351)
General and administrative expenses	(129,842)	(375,128)	–	(504,970)
Net impairment losses on financial and contract assets	(13,406)	(40,544)	–	(53,950)
Other income, gains or loss-net	2,672	69,183	–	71,855

Operating loss	(162,612)	(205,600)	–	(368,212)

Finance income	–	29,580	–	29,580
Finance costs	(446)	(20,086)	–	(20,532)
Finance costs – net	(446)	9,494	–	9,048
Share of gain of associate and joint venture	–	4,607	–	4,607
Impairment charges on associate	–	(7,157)	–	(7,157)

Loss before income tax	(163,058)	(198,656)	–	(361,714)

ASSETS
Segment Assets	2,994,772	5,399,653	(1,383,504)	7,010,921
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	768,276	–	768,276

Total assets	2,994,772	6,457,090	(1,383,504)	8,068,358

LIABILITIES
Segment Liabilities	2,388,056	2,754,711	(24,280)	5,118,487
Deferred income tax liabilities	–	2,079	–	2,079

Total Liabilities	2,388,056	2,756,790	(24,280)	5,120,566

Other segment information
Depreciation of property and equipment	6,179	68,729	–	74,908
Amortization of intangible assets	34,687	91,746	–	126,433
Additions of non-current assets except for goodwill and deferred income tax assets	23,549	35,532	–	59,081

4	REVENUE

4.1	Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2022 RMB’000	2023 RMB’000
		(Unaudited)
– Technology Solutions

Implementation	861,820	834,620
Transaction based and support revenue
– Operation support services	1,140,727	861,056
– Business origination services	383,723	132,112
– Risk management services	414,849	320,462
– Cloud services platform	1,315,819	1,245,952
– Post-implementation support services	50,983	52,012
– Others	189,541	75,377

	4,357,462	3,521,591

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time	Over time	Total
Year ended December 31, 2022
Implementation	36,266	825,554	861,820
Transaction based and support revenue
– Operation support services	376,784	763,943	1,140,727
– Business origination services	383,723	–	383,723
– Risk management services	414,849	–	414,849
– Cloud services platform	–	1,315,819	1,315,819
– Post-implementation support services	–	50,983	50,983
– Others	189,366	175	189,541

	1,400,988	2,956,474	4,357,462

(Unaudited)	At a point in time	Over time	Total
Year ended December 31, 2023
Implementation	37,804	796,816	834,620
Transaction based and support revenue
– Operation support services	240,366	620,690	861,056
– Business origination services	132,112	–	132,112
– Risk management services	320,462	–	320,462
– Cloud services platform	–	1,245,952	1,245,952
– Post-implementation support services	–	52,012	52,012
– Others	75,285	92	75,377

	806,029	2,715,562	3,521,591

4.2	Interest and commission income

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
– Virtual Bank Business

Interest and commission income	106,540	145,917

4.3	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Contract assets
– Implementation	163,769	137,566
– Transaction based and support	18,711	15,638
– Business origination services	1,404	–
– Operation support services	12,085	12,149
– Post implementation support services	5,222	3,489

	182,480	153,204
Less: Impairment loss allowance
– Implementation	(52,385)	(50,712)
– Transaction based and support	(7,467)	(6,667)
– Operation support services	(4,779)	(4,750)
– Post implementation support services	(2,688)	(1,917)

	(59,852)	(57,379)

	122,628	95,825

	At December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Contract liabilities
– Implementation	42,014	37,427
– Transaction based and support	144,613	118,262
– Post implementation support services	21,679	10,609
– Risk management services	20,997	18,801
– Operation support services	87,562	69,825
– Others	14,375	19,027

	186,627	155,689

Less: Non-current contract liabilities	(19,977)	(17,126)

	166,650	138,563

During the years ended December 31, 2022 and 2023, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)	Revenue recognized in relation to contract liabilities

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Revenue recognized that was included in the contract liability balance at the beginning of the year	153,844	166,650

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	670,991	386,278
Expected to be recognized in one to two years	237,126	112,605
Expected to be recognized in two to three years	99,208	38,900
Expected to be recognized beyond three years	44,365	13,992

	1,051,690	551,775

The remaining performance obligations disclosed above represent implementation, post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

5	EXPENSES BY NATURE

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Technology service fees	2,261,498	1,689,549
Employee benefit expenses	1,601,989	1,302,848
Outsourcing labor costs	528,582	426,148
Amortization of intangible assets	162,121	126,433
Depreciation of property and equipment	119,309	74,908
Purchase costs of products	183,956	60,902
Business origination fees to channel partners	251,427	53,419
Travelling expenses	38,873	40,633
Marketing and advertising fees	50,246	38,183
Professional service fees	50,596	32,564
Auditor’s remuneration
– Audit related	16,501	17,961
– Non-audit	3,150	1,693
Impairment loss of intangible assets	10,208	5,851
Listing expenses	69,857	–
Others	134,431	182,533

Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	5,482,744	4,053,625

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Research and development costs
– Employee benefit expenses	469,320	351,475
– Technology service fees	946,700	597,244
– Amortization of intangible assets	6,282	4,438
– Depreciation of property and equipment	14,168	7,023
– Impairment loss of intangible assets	3,837	2,004
– Others	22,334	14,726

Amounts incurred	1,462,641	976,910
Less: capitalized
– Employee benefit expenses	(19,827)	(3,892)
– Technology service fees	(25,123)	(17,817)

	(44,950)	(21,709)

	1,417,691	955,201

6	OTHER INCOME, GAINS OR LOSS – NET

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Net foreign exchange loss	(312,843)	(11,171)
Government grants and tax rebates (Note a)	58,013	41,454
Net gain on financial assets at fair value through profit or loss	30,687	20,007
Loss on disposal of property and equipment and intangible asset	(6,198)	(6,058)
Remeasurement of redemption liability	37,874	–
Net gain on derivatives	262,769	30,592
Others	516	(2,969)

	70,818	71,855

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Government grants	27,421	23,922
– Technology development incentives	10,493	12,906
– Operation subsidies	16,928	11,016
Tax rebates	30,592	17,532

	58,013	41,454

7	FINANCE COSTS – NET

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Finance income
Interest income on bank deposits	14,709	29,580

Finance costs
Interest expense on borrowings	(17,303)	(12,073)
Interest expense on lease liabilities	(7,578)	(3,448)
Interest expense on redemption liability	(10,287)	(4,014)
Bank charges	(2,005)	(997)

	(37,173)	(20,532)

	(22,464)	9,048

8	INCOME TAX BENEFIT/(EXPENSE)

The income tax benefit/(expense) of the Group for the years ended December 31, 2022 and 2023 is analyzed as follows:

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Current income tax	(25,259)	(15,196)
Deferred income tax	87,406	5,434
Income tax benefit/(expense)	62,147	(9,762)

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology, OneConnect Cloud Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15%.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2022 and 2023.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2022 and 2023.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2022 and 2023.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2022 and 2023.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2022 and 2023.

(h)	PRC Withholding Tax

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2022 and 2023 respectively.

9	LOSS PER SHARE

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Net loss for the year attributable to owners of the Company	(872,274)	(362,715)
Weighted average number of ordinary shares in issue (in’000 shares)	1,094,748	1,089,589
Basic loss per share (RMB yuan)	(0.80)	(0.33)
Diluted loss per share (RMB yuan)	(0.80)	(0.33)
Basic loss per ADS (RMB yuan) (Note)	(23.90)	(9.99)
Diluted loss per ADS (RMB yuan) (Note)	(23.90)	(9.99)

Note: One ADS represent thirty ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2022 and 2023.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2022 and 2023, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for the years ended December 31, 2022 and 2023, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2022 and 2023 were the same as basic loss per share for the years.

10	TRADE RECEIVABLES

	As at December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Trade receivables	998,036	779,458
Less: impairment loss allowance	(57,047)	(68,789)
	940,989	710,669

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Up to 1 year	932,479	694,157
1 to 2 years	42,752	55,187
2 to 3 years	13,857	21,103
Above 3 years	8,948	9,011
	998,036	779,458

11	TRADE AND OTHER PAYABLES

	As at December 31,
	2022	2023
	RMB’000	RMB’000
		(Unaudited)
Trade payables (i)
Due to related parties	442,007	119,434
Due to third parties	311,610	127,125
	753,617	246,559
Redemption liability (ii, iii)	243,937	232,951
Accrued expenses	516,240	436,846
Security deposits	160,814	136,813
Lease liabilities	91,583	51,224
Amounts payable for purchase of shares held for share incentive scheme	88,280	–
Income and other tax payables	51,913	45,057
Amounts due to related parties	644,900	744,604
Others	112,822	115,517
	2,664,106	2,009,571
Less: non – current portion
Lease liabilities	(44,553)	(28,283)
Amounts payable for purchase of shares held for share incentive scheme	(88,280)	–
	(132,833)	(28,283)
	2,531,273	1,981,288

(i)	As at December 31, 2022, and 2023, based on recognition date, the aging of the trade payables are mainly within 1 year.

(ii)	According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. The Group acquired the remaining 20% equity interests of BER Technology for RMB15,000,000 and relevant redemption liability has been settled in 2023.

(iii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2023, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this announcement.

12	DIVIDENDS

No dividends had been paid or declared by the Company during the years ended December 31, 2022 and 2023.

13	SUBSEQUENT EVENTS

On November 13, 2023, the Company entered into the Share Purchase Agreement with Lufax Holding Ltd (the “Purchaser”), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire PAOB through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of PAOB) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited (a company directly holds 100% of the issued share capital of PAOB) and PAOB and any company that is directly or indirectly controlled by PAOB (the “Disposal Group”) will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group. The transaction has been approved by the extraordinary general meeting held on January 16, 2024. As of the date of this announcement, the relevant transactions have not been completed.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “Corporate Governance Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the Reporting Period, save for code provision C.2.1 of the Corporate Governance Code. The below also sets out deviation by the Company from code provision C.6.2 subsequent to the Reporting Period and the considered reasons for such deviation.

Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Subsequent to the Reporting Period, Ms. Yanjing Jia and Ms. Wing Shan Winza Tang resigned as the joint company secretaries with effect from February 23, 2024, and Mr. Tsz Fung Chan (“Mr. Chan”) was appointed as the company secretary with effect from February 23, 2024. For further details of the change of company secretary, please refer to the announcement published by the Company on February 23, 2024. The appointment of Mr. Chan was dealt with by a written resolution of the Board. As Mr. Chan joined the Group since April 2019, previously serving as strategy director and project management director of the Group, and currently serving as the head of board office and head of investor relations of the Company, the Board is fully aware of the qualifications and experience of Mr. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2023 and has met with the independent auditor, PricewaterhouseCoopers.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Group’s annual report to shareholders for the year ended December 31, 2023 is still in progress.

The figures in respect of the Group’s unaudited consolidated balance sheets, unaudited consolidated statements of comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2023 as set out in this announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2023. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing and consequently no assurance has been expressed by PricewaterhouseCoopers on this announcement.

Events or issues may arise during the course of finalising and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Group’s consolidated financial statements.

Final Dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2023.

Publication of annual results announcement and annual report

This annual results announcement is published on the websites of the Stock Exchange (www. hkexnews.hk) and the Company (https://irhk.ocft.com). The annual report for the year ended December 31, 2023 will be made available to the Company’s shareholders for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Executive Director and Chairman of the Board

Hong Kong, March 18, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.